FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Dynamotive Energy Systems Corp (the “Issuer”)

140 – 13091 Vanier Place

Richmond, BC V6V 2J1

Tel: (604) 295-6800

Item 2

Date of Material Change

October 28, 2009

Item 3

News Release

Issued October 28, 2009 disseminated via Filing Services Canada and retransmitted by Business Wire.

Item 4

Summary of Material Change

VANCOUVER, BC, CANADA, October 28, 2009 - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) announced today that it successfully applied the BINGO BioOil upgrading process to BioOils produced from a variety of feedstocks. The feedstocks from which the BioOils were produced included sugar cane bagasse, bark rich forest trimmings, softwoods and palm fronds. BioOils upgraded were of widely varying quality and in some instances had been in storage for several years.

The products from Stage 1 of the BINGO upgrading process (UBA) were similar in density, oxygen content, TAN (total acid number), molecular weight distribution, among other physico-chemical properties, to those produced from hardwoods.

Analysis of second stage upgraded BioOil samples (UBB) from hardwoods have been previously provided to 3 independent refiners in Europe and in the Far East established the potential for development of synthetic hydrocarbon fuels showing gasoline, jet, gasoil and vacuum gasoil fractions.

The results enhance the prospects of the BINGO process in that they demonstrate its robustness and versatility.  Furthermore, they open the possibility of upgrading BioOils from a variety of biomass sources into a single uniform hydrocarbon product.

Item 5

Full Description of Material Change

5.1 Full Description of Material Change

VANCOUVER, BC, CANADA, October 28, 2009 - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) announced today that it successfully applied the BINGO BioOil upgrading process to BioOils produced from a variety of feedstocks. The feedstocks from which the BioOils were produced included sugar cane bagasse, bark rich forest trimmings, softwoods and palm fronds. BioOils upgraded were of widely varying quality and in some instances had been in storage for several years.

The products from Stage 1 of the BINGO upgrading process (UBA) were similar in density, oxygen content, TAN (total acid number), molecular weight distribution, among other physico-chemical properties, to those produced from hardwoods.

Analysis of second stage upgraded BioOil samples (UBB) from hardwoods have been previously provided to 3 independent refiners in Europe and in the Far East established the potential for development of synthetic hydrocarbon fuels showing gasoline, jet, gasoil and vacuum gasoil fractions.

The results enhance the prospects of the BINGO process in that they demonstrate its robustness and versatility.  Furthermore, they open the possibility of upgrading BioOils from a variety of biomass sources into a single uniform hydrocarbon product.

The upgrading process addresses several critical issues in the development of sustainable fuels from biomass.

1)

Food vs. Fuel: The Company converts residual biomass from agricultural and forestry and/or dedicated non-food crops through a thermochemical process into BioOil and Biochar. BioOil and Biochar plants can coexist with existing forestry and agricultural facilities, providing an additional benefit to operations.

2)

Yield: Dynamotive’s pyrolysis process converts roughly 85% of the total biomass feed into useful solid (char) and liquid (BioOil) fuels. The balance is utilized to provide energy to the process.

3)

Yields of Diesel/Gasoline from BioOil through the Stage 2 upgrading process of 37% have been achieved at bench-scale. The net overall yield from whole biomass to diesel/gasoline is approximately 25%, which to the Company’s knowledge is the highest ever reported.

Update on Upgraded Bio Oil Analysis

Dynamotive Energy Systems Corporation announced that analysis completed independently by two refiners have corroborated initial results published earlier.  The distillation of the samples provided showed presence of gasoline, jet, gasoil and vacuum gasoil fractions.

SIMDIST (simulated distillation) Approximate fractions.

 Gasoline (15C - 145C) 20 %wt

  Jet (145C - 230C) 31 %wt

  Gasoil (230C - 375C) 31 %wt

  Vacuum Gasoil (375C - 560C) 18 %wt

Demonstrating a significant upgrading of the crude BioOil to the UBB, Analysis further confirmed that the most highly refined oil, UBB, has oxygen content of less than 0.1% and it reached a level of conventional oil products.  Elemental analysis (CHONS) of Upgraded BioOil B (UBB)  Carbon  87.7  Hydrogen 12.2  Oxygen  0.01  Nitrogen  <0.01   Sulfur 0.0001

Dynamotive is continuing its research and development efforts in BioOil upgrading and has completed basic design on the development of a second pilot plant to further advance the process.

Cautionary Notes:

Although Dynamotive believes the yield and technical data described herein are reasonable estimates based on its current knowledge, it cautions that these results were achieved at bench-scale levels only. While Dynamotive believes the process can be scaled-up using conventionally available upgrading equipment, until such upgrades are in place on a large scale and have operated for a longer term, these estimates may be subject to material adverse changes.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

Contact: Andrew Kingston, President & CEO

Telephone: (604) 295-6800

Item 9

Date of Report

October 28, 2009

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(Signed) Richard Lin

   ----------------------

   Richard Lin

   Chairman

DYNAMOTIVE ENERGY SYSTEMS CORPORATION                       NEWS RELEASE: OCTOBER 28, 2009

Dynamotive Upgrades BioOil from Multiple Biomass Sources to a Uniform Hydrocarbon Product

Provides Update on Upgraded BioOil® Corroborating Analysis

VANCOUVER, BC, CANADA, October 28, 2009 - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) announced today that it successfully applied the BINGO BioOil upgrading process to BioOils produced from a variety of feedstocks. The feedstocks from which the BioOils were produced included sugar cane bagasse, bark rich forest trimmings, softwoods and palm fronds. BioOils upgraded were of widely varying quality and in some instances had been in storage for several years.

The products from Stage 1 of the BINGO upgrading process (UBA) were similar in density, oxygen content, TAN (total acid number), molecular weight distribution, among other physico-chemical properties, to those produced from hardwoods.

Analysis of second stage upgraded BioOil samples (UBB) from hardwoods have been previously provided to 3 independent refiners in Europe and in the Far East established the potential for development of synthetic hydrocarbon fuels showing gasoline, jet, gasoil and vacuum gasoil fractions.

The results enhance the prospects of the BINGO process in that they demonstrate its robustness and versatility.  Furthermore, they open the possibility of upgrading BioOils from a variety of biomass sources into a single uniform hydrocarbon product.

The upgrading process addresses several critical issues in the development of sustainable fuels from biomass.

1)

Food vs. Fuel: The Company converts residual biomass from agricultural and forestry and/or dedicated non-food crops through a thermochemical process into BioOil and Biochar. BioOil and Biochar plants can coexist with existing forestry and agricultural facilities, providing an additional benefit to operations.

2)

Yield: Dynamotive’s pyrolysis process converts roughly 85% of the total biomass feed into useful solid (char) and liquid (BioOil) fuels. The balance is utilized to provide energy to the process.

3)

Yields of Diesel/Gasoline from BioOil through the Stage 2 upgrading process of 37% have been achieved at bench-scale. The net overall yield from whole biomass to diesel/gasoline is approximately 25%, which to the Company’s knowledge is the highest ever reported.

Update on Upgraded Bio Oil Analysis

Dynamotive Energy Systems Corporation announced that analysis completed independently by two refiners have corroborated initial results published earlier.  The distillation of the samples provided showed presence of gasoline, jet, gasoil and vacuum gasoil fractions.

SIMDIST (simulated distillation) Approximate fractions.

 Gasoline (15C - 145C) 20 %wt

  Jet (145C - 230C) 31 %wt

  Gasoil (230C - 375C) 31 %wt

  Vacuum Gasoil (375C - 560C) 18 %wt

Demonstrating a significant upgrading of the crude BioOil to the UBB, Analysis further confirmed that the most highly refined oil, UBB, has oxygen content of less than 0.1% and it reached a level of conventional oil products.  Elemental analysis (CHONS) of Upgraded BioOil B (UBB)  Carbon  87.7  Hydrogen 12.2  Oxygen  0.01  Nitrogen  <0.01   Sulfur 0.0001

Dynamotive is continuing its research and development efforts in BioOil upgrading and has completed basic design on the development of a second pilot plant to further advance the process.

Cautionary Notes:

Although Dynamotive believes the yield and technical data described herein are reasonable estimates based on its current knowledge, it cautions that these results were achieved at bench-scale levels only. While Dynamotive believes the process can be scaled-up using conventionally available upgrading equipment, until such upgrades are in place on a large scale and have operated for a longer term, these estimates may be subject to material adverse changes.

® BioOil is a registered trademark of DynaMotive Energy Systems Corp.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Photographs of the Guelph and West Lorne plants may be seen on the company's website www.dynamotive.com.

About BioOil® Biofuel

BioOil® is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides (‘NOx’) emissions than conventional oil as well as little or no sulfur oxide gases (‘SOx’), which are a prime cause of acid rain. BioOil® and BioOil Plus™ are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada’s Environmental Choice Program. BioOil® can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.

Contacts:

Email: info@dynamotive.com

Website: www.dynamotive.com

Forward Looking Information

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements".  Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements.  Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions.  These risks are generally outlined in the company's 20F and other disclosure filings with the Securities and Exchange Commission.